February 14, 2009

Zachary Blume
(617) 951-7663 zachary.blume@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Brion Thompson, Esq.

Re:	Allianz Funds Multi-Strategy Trust (File Nos. 333-156729 and 811-22167)

Dear Mr. Thompson:

On January 15, 2009, Allianz Funds Multi-Strategy Trust (the “Trust”) filed, under the Securities Act of 1933, as amended (the “1933 Act”), by electronic submission via EDGAR, a registration statement on Form N-14 (the “Registration Statement”). The Registration Statement relates to the proposed acquisition (the “Reorganization”) by the Allianz Global Investors Solutions Core Allocation Fund (the “Core Allocation Fund” or the “New Fund”), a newly formed series of the Trust, of substantially all of the assets and liabilities of the Allianz Global Investors Multi-Style Fund (the “Multi-Style Fund” or the “Fund” and, together with the Core Allocation Fund, the “Funds”), a series of Allianz Funds, and the issuance of shares of beneficial interest of specified classes of the Core Allocation Fund in connection therewith (the “Shares”), as described in the Prospectus/Proxy Statement (the “Prospectus/Proxy Statement”) that is part of the Registration Statement. The Registration Statement is scheduled to become effective on February 17, 2009 pursuant to Rule 488 under the 1933 Act.

On February 10, 2009, you provided us orally with the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Registration Statement. We are submitting this comment response letter on behalf of the Trust and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, below.

1.	Comment: In the Prospectus/Proxy Statement under “Overview – How do the investment objectives, policies and restrictions of the two funds compare?”, add disclosure before the comparison table that briefly summarizes the differences between the investment objectives and investment strategies of the Multi-Style Fund and the Core Allocation Fund.

Response: In response to the Staff’s comment, we have added the following sentence immediately preceding the comparison table under “Overview – How do the investment objectives, policies and restrictions of the two funds compare?”: “As described in more detail below, the main differences between the investment objectives and investment strategies of the Fund and the New Fund are that (i) the Fund invests only in Underlying Funds, while New Fund invests primarily in Underlying Funds but may also invest in Other Acquired Funds and direct investments, and (ii) while the Fund categorizes the Underlying Funds in which it invests as Underlying Equity Funds or Underlying Bond Funds (and sets target investment ranges based on such categorization), the New Fund categorizes Underlying Funds based on whether they invest in return-generating or defensive asset classes.”

2.	Comment: In the Prospectus under “Overview – How do the management fees and other expenses of the Fund and the New Fund Compare, and what are they estimated to be following the proposed Reorganization?”, please include an explanation in close proximity to the fee table (or as a footnote to the table) disclosing that, absent fee waivers and expense limits, the Net Annual Fund Operating Expenses of Class A, Class B and Class C shares of the Core Allocation Fund would be higher than those of the corresponding class of the Multi-Style Fund and that, even with the application of fee waivers and expense limits, the Net Annual Fund Operating Expenses of Institutional Class shares of the Core Allocation Fund are expected to be higher than the Total Annual Fund Operating Expenses of the Institutional Class shares of the Multi-Style Fund. The Staff indicated that the new disclosure could be substantially the same as the disclosure in boldface type on pages 7 and 8 of the Prospectus/Proxy Statement.

Response: In response to the Staff’s comment, we will add the following footnote to the “Annual Fund Operating Expenses” table under “Overview – How do the management fees and other expenses of the Fund and the New Fund Compare, and what are they estimated to be following the proposed Reorganization?”: “Institutional Class shareholders should note that, even with the application of the fee waivers and expense limits described above, the Net Annual Fund Operating Expenses of Institutional Class shares of the New Fund are expected to be higher than the Total Annual Fund Operating Expenses of Institutional Class shares of the Fund. Class A, B and C shareholders of the Fund should note that, absent the fee waivers and expense limits described above, the Net Annual Fund Operating Expenses of Class A, B and C shares of the New Fund would be higher than those of the corresponding class of the Fund, and that, as described above, such fee waivers and expense limits may terminate or, with respect to investments in unaffiliated Other Acquired Funds, expire.”

3.	Comment: The portfolio manager biographies in the Prospectus should be changed to state that each portfolio manager has been responsible for managing the Core Allocation Fund’s portfolio since 2009, rather than 2008.

Response: The Trust will make the suggested change.

4.

Comment: The Prospectus/Proxy Statement states in the “Overview – How do the investment objectives, policies and restrictions of the two funds compare?” that the investment strategies of the Multi-Style Fund and Core Allocation Fund are “similar,” but under “Principal Risk Factors – What are the principal risks of the New Fund and how do they compare with those of the Fund?” the Prospectus/Proxy Statement states that the investment strategies of the Multi-Style Fund and the Core Allocation Fund are “substantially similar.” The terms used should be consistent.

Response: In response to the Staff comment, the Trust will remove the word “substantially” from the first sentence under “Principal Risk Factors – What are the principal risks of the New Fund and how do they compare with those of the Fund?”. The revised sentence will read: “Because the Fund and the New Fund are both funds of funds with similar investment strategies, the principal risks of an investment in the New Fund are generally similar to the principal risks of an investment in the Fund.”

5.	Comment: Appendix B to the Prospectus/Proxy Statement should reflect any relevant comments the Trust receives from the Staff with respect to the post-effective amendment relating to the Core Allocation Fund filed by the Trust pursuant to Rule 485(a) of the 1933 Act on February 4, 2009 (the “Post-Effective Amendment”).

Response: The Trust expects that a definitive version of the Prospectus/Proxy Statement will be filed pursuant to Rule 497 and will be distributed to shareholders of the Multi-Style Fund before the Staff provides comments on the Post-Effective Amendment. Thus, the Trust will be unable to incorporate comments provided by the Staff with respect to the Post-Effective Amendment.

6.	Comment: If required by Rule 3-18 under Regulation S-X, the “Financial Highlights” section of Appendix D to the Prospectus/Proxy Statement should be updated to include financial statements with a balance sheet as of an interim date after the Multi-Style Fund’s Annual Report for the Fund’s fiscal year ended June 30, 2008 (the “Annual Report”).

Response: The Registration Statement is expected to become effective within 232 days of the date of the Annual Report, which is within the 245 day requirement set forth in Rule 3-18. Therefore, the Trust will not be required to include an updated balance sheet pursuant to Rule 3-18 under Regulation S-X.

7.	Comment: If required by Rule 3-18 under Regulation S-X, the Registration Statement Part B, Statement of Additional Information, should be updated to include financial statements with a balance sheet as of an interim date after the Annual Report.

Response: The Registration Statement is expected to become effective within 232 days of the date of the Annual Report, which is within the 245 day requirement set forth in Rule 3-18. Therefore, the Trust will not be required to include an updated balance sheet pursuant to Rule 3-18 under Regulation S-X.

8.	Comment: The Registration Statement Part B, Statement of Information, should reflect any relevant comments the Trust receives from the Staff with respect to the Post-Effective Amendment.

Response: The Trust expects that a definitive version of the Statement of Additional Information will be filed pursuant to Rule 497 before the Staff provides comments on the Post-Effective Amendment. However, because the Statement of Additional Information is not printed and distributed to all shareholders, the Trust will consider whether comments provided on the Post-Effective Amendment could be incorporated into a revised Statement of Additional Information.

* * * * *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

Please do not hesitate to call me (at 617-951-7663) or Michael G. Doherty (at 212-497-3612) if you have any questions or require additional information.

Kind regards,

/s/ Zachary R. Blume
Zachary R. Blume, Esq.

cc:	Angela Borreggine, Esq.
Thomas J. Fuccillo, Esq.
William V. Healey, Esq.
Richard J. Lavery
Brian S. Shlissel
Michael G. Doherty, Esq.
George B. Raine, Esq.
Keri E. Riemer, Esq.
David C. Sullivan, Esq.